Exhibit 99.D.6

Schedule A to the

Sub-Advisory Agreement by and between
Exchange Traded Concepts LLC and
Vident Investment Advisory, LLC

Updated August 1, 2018

This Schedule A replaces previously executed versions of Schedule A which govern pricing for other ETFs under the Sub-Advisory Agreement.

Sub-Advisory Fee. Pursuant to Section 4. the Advisor shall pay the Sub-Advisor compensation at an annual rate based on a percentage of the average daily net assets of each Fund as follows:

Fund	Rate	Effective Date
FLAG-Forensic Accounting ETF	The greater of 5 bps or $15,000 annual minimum	May 26, 2015
Hull Tactical US ETF	The greater of: *5 bps on first $250 million *4 bps on next $250 million *3 bps on assets over $500 million or $35,000 annual minimum	June 1, 2015
YieldShares High Income ETF	The greater of 5 bps or $15.000 annual minimum	June 12, 2015
Bernstein US Research Fund (BERN)

The greater of:

*2.5 bps on first $500 million

*2 bps on next $500 million

*1.5 bps for assets between $1 billion and $3 billion

*1 bp for assets between $3 billion

and $5 billion

*0.5 bps for assets in excess of $5

billion

or

$15,000 annual minimum

August 1, 2017
Bernstein Global Research Fund (BRGL)

The greater of:

*4.5 bps on first $500 million

*3.5 bps on next $500 million

*2.5 bps for assets between $1 billion and $3 billion

*1.5 bps for assets between $3 billion and $5 billion

*1 bp for assets in excess of $5 billion

or

$25,000 annual minimum

August 1, 2017
ROBO Global & Robotics and Automation Index ETF	The greater of: *4 bps on first $500 million *3.5 bps on next $500 million *3 bps on assets greater than $1 billion or $20,000 annual minimum	October 1. 2018

AGREED AND ACCEPTED:

ADVISER		SUB-ADVISER

EXCHANGE TRADED CONCEPTS LLC		VIDENT INVESTMENT ADVISORY LLC

By:	/s/ J. Garrett Stevens	By:	/s/ Denise Krisko
Title:	Chief Executive Officer	Title:	President
Date:	10/1/18	Date:	10/1/18